UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

VONAGE HOLDINGS CORP.

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)

92886T201 (CUSIP Number)
December 31, 2016

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92886T201

1.	NAMES OF REPORTING PERSONS

Jeffrey A. Citron
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

22,314,406 shares
6. SHARED VOTING POWER

634,628 shares
7. SOLE DISPOSITIVE POWER

22,314,406 shares
8. SHARED DISPOSITIVE POWER

634,628 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,949,034 shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.39% (1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1)	Based on 219,000,729 shares of Common Stock outstanding as of December 31, 2016, plus 1,986,250 shares subject to stock options that were exercisable at or within 60 days of December 31, 2016.

Page 2 of 5 pages

Item 1(a).	Name of Issuer:

Vonage Holdings Corp.

Item 1(b).	Address of Issuer's Principal Executive Offices:

23 Main Street Holmdel, New Jersey 07733

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of the following person, in accordance with Rule 13d-1(k)(1) under the Act: Jeffrey A. Citron

Item 2(b).	Address of Principal Business Office or, if none, Residence:

c/o Vonage Holdings Corp. 23 Main Street Holmdel, New Jersey 07733

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number:

92886T201

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13(d)-2(b) or (c), check whether the person filing is a:

Not applicable.

Page 3 of 5 pages

Item 4.	Ownership.

	(a)	Amount beneficially owned		22,949,034 shares

	(b)	Percent of class		10.39%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote	22,314,406 shares (1)

		(ii)	Shared power to vote or to direct the vote	634,628 shares (2)

		(iii)	Sole power to dispose or to direct the disposition of	22,314,406 shares (1)

		(iv)	Shared power to dispose or to direct the disposition of	634,628 shares (2)

(1) Includes the following:

1,986,250 shares subject to stock options that were exercisable at or within 60 days of December 31, 2016;

178,959 shares held by KEC Holdings;

3,751,278 shares held by the Noah A. Citron 2016 Florida Descendant's Trust; and
3,746,880 shares held by the Kyra E. Citron 2016 Florida Descendant's Trust;

Mr. Citron has the right to acquire the shares held by each of the two trusts listed above by swapping other assets in exchange for the shares held by the applicable trust.

(2) Consists of shares held by a charitable organization for which Mr. Citron serves as a director.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

Page 4 of 5 pages

SIGNATURE
After reasonable inquiry and to the best my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2017

/s/ Joann Vought, Attorney-in-fact for Jeffrey A. Citron
Jeffrey A. Citron

Page 5 of 5 pages